Bradford & Bingley

04 JAN 23 AM 7:21

Your reference

In reply [redacted]

04012424

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

15 January 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

dw 1/28

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Director Shareholding
Released	13:17 24 Dec 2003
Number	6772T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Ian Cheshire

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of shareholder named in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Cheshire

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

328

Re 82-5154

Bradford & Bingley plc

04 JAN 23 AM 7:21

5 January 2004

Bradford & Bingley signs licensing agreement with D M Hall and sells Scottish surveying business

SecureMove Property Services Ltd, the wholly owned surveying and corporate and residential property services subsidiary of Bradford & Bingley Plc, today announces that it has signed the first licensing agreement for its SecureMove Home Report with D M Hall, one of Scotland's largest independent surveying partnerships.

The three-year agreement enables Edinburgh-based D M Hall to use the SecureMove Home Report, an innovative residential condition survey report that carries a one-year hidden defects warranty which has established a strong reputation in the market. The SecureMove Home Report was the first such product to be awarded the Crystal Mark by the Plain English Campaign for its terms and conditions.

SecureMove has also agreed to dispose of its commercial and residential surveying operations in Scotland to D M Hall for a nominal consideration. SecureMove's Scottish operations had an annualised turnover of around £300,000.

Commenting on the agreement Steven Crawshaw, executive director of Bradford & Bingley plc with responsibility for SecureMove, said:

"We are delighted to grant our first licensing agreement for our SecureMove Home Report. This is the first in what I believe will be many similar licensing agreements we sign this year."

Notes

- SecureMove Property Services offers a wide range of bespoke services including residential valuations and surveys, commercial valuations, commercial agency, property management, corporate property services and legal conveyancing. Visit www.securemove.co.uk
- With 30 branches throughout Scotland, 252 employees and 42 partners, D M Hall offers a full range of property related services including residential survey and valuation, commercial, agency, and a dedicated country homes department. Visit www.dmhall.co.uk

Ends

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Siobhan Hotten
020 7067 5627

Media Relations Advisers
Tulchan Communications
Katie Macdonald-Smith
020 7353 4200